November 2, 2018

VIA EDGAR

Mr. Michael Clampitt

Mr. David Lin

Mr. Michael Henderson

Mr. H. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CNFinance Holdings Limited (CIK No. 0001733868)
Registration Statement on Form F-1, as amended (File No. 333-226126)
Registration Statement on Form 8-A (File No. 001-38726)

Dear Mr. Michael Clampitt, Mr. David Lin, Mr. Michael Henderson, Mr. H. Stephen Kim:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CNFinance Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on November 6, 2018, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Davis Polk & Wardwell LLP.

The Company understands that the representative of the underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

CNFinance Holdings Limited

By:	/s/ Bin Zhai
	Name:	Bin Zhai
	Title:	Chief Executive Officer